Exhibit 8.1

February 10, 2004

Glen E. Roney
Chairman of the Board and Chief Executive Officer
Texas Regional Bancshares, Inc.
3900 North 10th Street
McAllen, Texas 78501

Re:
Texas Regional Bancshares, Inc.: Acquisition of Southeast Texas Bancshares, Inc.

Dear Mr. Roney:

        You have requested the opinion of KPMG LLP ("KPMG") regarding certain U.S. federal income tax consequences of mergers of Southeast Texas Bancshares, Inc. and certain of its affiliates into affiliates of Texas Regional Bancshares, Inc., as detailed below.

        This opinion letter includes the following sections:

•
SECTION I—SCOPE OF THE OPINION;

•
SECTION II—FACTS;

•
SECTION III—REPRESENTATIONS;

•
SECTION IV—U.S. FEDERAL INCOME TAX OPINIONS.

        Unless otherwise indicated, all section references in this opinion letter are to the Internal Revenue Code of 1986, as amended through the date of this letter (the "Code") and all references to regulations are to the final federal income tax regulations promulgated under the Code.

SECTION I—SCOPE OF THE OPINION

        Our opinions in this letter are limited to the United States federal income tax consequences of the mergers of Southeast Texas Bancshares, Inc. and certain of its affiliates into affiliates of Texas Regional Bancshares, Inc., as detailed below, and the effects of such mergers on the affected corporations and the shareholders of Southeast Texas Bancshares, Inc., as specifically set forth under the heading "Section IV—U.S. FEDERAL INCOME TAX OPINIONS."

        We express no opinion with respect to any other federal, or to any state, local, or foreign tax or legal aspect of the transactions described in this letter. No inference should be drawn on any matter for which we have not specifically given an opinion.

        Specifically, no opinion has been requested and none has been issued regarding the Recapitalization or the SAR Payment (both defined below) of Southeast Texas Bancshares, Inc., except that Recapitalization and the SAR Payment have been considered for purposes of our opinions regarding the mergers. No inference should be drawn on any matter not specifically opined on above.

        The opinions contained in this letter are based on the facts and representations set forth in this letter. If any of these facts or representations is not entirely complete or accurate, the incompleteness or inaccuracy could affect the validity or correctness of our opinions. Accordingly, any incompleteness or inaccuracy should be brought to our attention in writing as soon as possible. We have not independently verified the accuracy or completeness of any facts or representations.

        Below is a list of documents that you have provided to us and which we have relied upon, to some extent, in our analysis. You have represented that the documents are accurate, consistent, and have legal effect. We have not, however, reviewed any of the documents listed below for accuracy, consistency, or legal effect. The documents include:

  AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") between Texas Regional Bancshares, Inc. Texas Regional Delaware, Inc. and Southeast Texas Bancshares, Inc., dated November 19, 2003; and

  FORM S-4 DRAFT, Texas Regional Bancshares, Inc., dated January 30, 2004.

        In addition, we have not reviewed other documents necessary to effectuate the transactions described in this letter, and we assume that all necessary documents have been or will be properly executed under applicable law and that all necessary steps have been or will be taken to effectuate the transactions as required by applicable federal, state, and local law.

        In rendering our opinions, we have relied upon the relevant provisions of the internal revenue laws, including the Code, as amended, the regulations thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this letter. These authorities are subject to change or modification retroactively and/or prospectively and any such change could affect the validity or correctness of our opinions. We will not update our advice for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof, unless you separately engage us to do so in writing after such subsequent change or modification.

        These opinions are not binding on the Internal Revenue Service (the "Service"), any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

SECTION II—FACTS

        (A)    Background

        Texas Regional Bancshares, Inc. ("Texas Regional") is a Texas corporation that acts as a bank holding company. The stock of Texas Regional is publicly traded. Texas Regional is the common parent of an affiliated group of corporations that file a consolidated federal income tax return. As of December 31, 2003, there were approximately 29,471,000 outstanding shares of Texas Regional common stock, its only class of outstanding stock.

        Texas Regional owns all of the outstanding common stock (the only class of outstanding stock) of Texas Regional Delaware, Inc. ("TRD"), a Delaware corporation that acts as a holding company.

        TRD owns all of the outstanding common stock (the only class of outstanding stock) of Texas State Bank, a Texas state banking association. Texas State Bank's commercial banking business is focused on McAllen, Harlingen, Brownsville and other areas in the Rio Grande Valley and in greater Houston.

        Southeast Texas Bancshares, Inc. ("Southeast Texas") is a Texas corporation that acts as a bank holding company. Southeast Texas is the parent of an affiliated group of corporations that file a consolidated federal income tax return. Southeast Texas' outstanding stock consists of (i) 2,139,707 shares of $10 par value common stock ("Southeast Texas Common") and (ii) 124,985 shares of $10 par value preferred stock (the "Southeast Texas Preferred").

        Prior to the proposed transaction, described below, all of the outstanding shares of Southeast Texas Preferred will be converted into shares of Southeast Texas Common on a one-to-one basis (the "Recapitalization"). After the Recapitalization, a total of 2,264,692 shares of Southeast Texas Common will be issued and outstanding immediately prior to the closing of the SE TX Merger, as defined below.

        Southeast Texas has a stock appreciation rights plan (the "SAR Plan") in effect. Pursuant to the SAR Plan, certain employees of Southeast Texas and its affiliates have the right to receive cash payments based on the value of Southeast Texas stock.

        Southeast Texas owns all of the outstanding common stock (the only class of outstanding stock) of Texas Community Bancshares of Delaware, Inc. ("Texas Community Delaware"), a Delaware corporation that acts as a holding company.

        Texas Community Delaware owns all of the common stock (the only class of outstanding stock) of Community Bank and Trust, SSB ("Community Bank"), a Texas state savings bank engaged in the commercial banking business in more than 28 locations in southeast Texas.

        The respective managements of Texas Regional and Southeast Texas believe that a combination of their respective holding companies and underlying banking businesses will enable both companies to grow and operate more efficiently in the future. Specifically, the combination of Texas Regional and Southeast Texas will permit Community Bank to expand its service offerings and make larger loans than currently permitted and it will give Texas Regional a presence in Beaumont and southeast and east Texas.

        (B)    Proposed Transaction

        In order to accomplish the aforementioned goals, the following transaction ("the Transaction") has been proposed:

  (i)
  Pursuant to the applicable corporate laws of the states of Delaware and Texas, Southeast Texas will merge with and into TRD with TRD surviving (the "SE TX Merger"). As a result of the SE TX Merger, the shares of Southeast Texas Common (including the shares of Southeast Texas Common received in the Recapitalization) will be automatically converted into the right to receive shares (subject to the elections described below) of Texas Regional voting common stock ("Texas Regional Common Stock"), or, in the case of Southeast Texas shareholders validly exercising dissenters' rights of appraisal, will be converted to cash. Prior to completion of the SE TX Merger, each non-dissenting Southeast Texas shareholder may make an election, with respect to such shareholder's Southeast Texas Common, that will result in the receipt by such shareholder of: (i) solely Texas Regional Common Stock, (ii) solely cash, or (iii) a combination of cash and Texas Regional Common Stock. The consideration received by shareholders who do not so elect may be cash or Texas Regional Common Stock, taking into account the choices of the electing shareholders. In the aggregate, in all instances, the fair market value of Texas Regional Common Stock issued in the SE TX Merger will equal or exceed 40 percent of the fair market value of the total consideration issued in the Transaction, including cash paid to dissenting shareholders and cash paid in lieu of fractional shares (with all such fair market values determined as of the effective date of the SE TX Merger). Texas Regional may decrease the number of shares issued in the SE TX Merger if Southeast Texas' net worth, after certain adjustments, is less than $107,000,000, but in no event will the value of shares issued constitute less than 40 percent of the value of the total consideration (as defined above) issued. No fractional shares of Texas Regional will be issued pursuant to the SE TX Merger, and Texas Regional will pay cash in lieu thereof to Southeast Texas shareholders. Amounts payable to shareholders exercising dissenters' rights of appraisal shall be payable by TRD, but in no event will the rights of dissenters be satisfied with stock of TRD or any instrument that is convertible into stock of TRD. The Transaction is conditioned on holders of not more than five percent of the issued and outstanding shares of Southeast Texas stock exercising their dissenters' rights.

  (ii)
  Simultaneous with the consummation of the SE TX Merger, Southeast Texas will terminate the SAR Plan and redeem all rights under the plan in exchange for a total amount of $8,546,000 cash (the "SAR Payment").

  (iii)
  Immediately after SE TX Merger, Texas Community Delaware will merge with and into TRD, with TRD surviving, pursuant to the applicable corporate laws of the state of Delaware (the "TX Community Merger").

  (iv)
  Immediately after the TX Community Merger, Community Bank will merge with and into Texas State Bank, with Texas State Bank surviving, pursuant to the applicable corporate laws of the state of Texas (the "Community Bank Merger"). Texas State Bank will issue solely shares of its voting stock to TRD in exchange for TRD's shares of Community Bank. These shares will remain outstanding after the Community Bank Merger.

SECTION III—REPRESENTATIONS

        You have made the following representations in connection with the Transaction:

  (a)
  The Southeast Texas Preferred is not section 306 stock within the meaning of section 306(c).

  (b)
  The fair market value of the Texas Regional Common Stock and cash to be received by each Southeast Texas shareholder (including amounts paid to dissenting Texas Regional shareholders) pursuant to the SE TX Merger will approximately equal the fair market value of the Southeast Texas Common to be surrendered in exchange therefor.

  (c)
  The fair market value of the Texas State Bank common stock that TRD will receive pursuant to the Community Bank Merger will approximately equal the fair market value of the Community Bank common to be surrendered in exchange therefor.

  (d)
  In the aggregate, the fair market value of Texas Regional Common Stock issued in the SE TX Merger to the Southeast Texas shareholders will equal or exceed 40 percent of the fair market value of the total consideration issued to Southeast Texas shareholders in the SE TX Merger, including cash paid to dissenting shareholders and cash paid in lieu of fractional shares (with all such fair market values determined as of the effective date of the SE TX Merger).

  (e)
  Any options, warrants, or other rights to acquire Southeast Texas stock or rights with respect to any SAR Plan with respect to Southeast Texas stock that were exchanged for cash in connection with the Transaction do not or did not constitute "stock" of Southeast Texas.

  (f)
  The SAR Payment is equal to the fair market value of the rights terminated under the SAR Plan.

  (g)
  During the five-year period beginning on the date of the Transaction, there will be no plan or intention for Texas Regional, TRD, Texas State Bank, or any person related (as defined in § 1.368-1(e)(3) of the Income Tax Regulations) to Texas Regional, TRD and Texas State Bank, to acquire, with consideration other than Texas Regional stock, any of the Texas Regional stock issued pursuant to the SE TX Merger, either directly or through any transaction, agreement, or arrangement with any other person, except for cash in lieu of fractional shares distributed to Southeast Texas shareholders in the SE TX Merger. Also, during the five-year period ending on the date of the Transaction, no distributions will have been made with respect to Southeast Texas stock (other than ordinary, normal, regular, dividend distributions made pursuant to Southeast Texas' historic dividend paying practice), either directly or through any transaction, agreement, or arrangement with any other person.

  (h)
  TRD will acquire in the SE TX Merger at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Southeast

    Texas immediately prior to the SE TX Merger. For purposes of this representation, amounts paid by Southeast Texas to shareholders who receive cash or other property, assets of Southeast Texas used to pay its reorganization expenses, cash used to make the SAR Payment, and all redemptions and distributions (except for regular, normal dividends) made by Southeast Texas immediately preceding the transaction will be included as assets of Southeast Texas immediately prior to the SE TX Merger.

  (i)
  TRD will acquire in the TX Community Merger at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Texas Community Delaware immediately prior to the TX Community Merger. For purposes of this representation, amounts paid by Texas Community Delaware to shareholders who receive cash or other property, assets of Texas Community Delaware used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Texas Community Delaware immediately preceding the transaction will be included as assets of Texas Community Delaware immediately prior to the TX Community Merger.

  (j)
  Prior to the Transaction, Texas Regional will be in control of TRD within the meaning of section 368(c).

  (k)
  Following the Transaction, TRD will not issue additional shares of its stock that would result in Texas Regional losing control of TRD within the meaning of section 368(c).

  (l)
  At the time of the Transaction, TRD will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in TRD that, if exercised or converted, would affect Texas Regional's retention of control of TRD.

  (m)
  Texas Regional has no plan or intention to liquidate TRD, to merge TRD with and into another corporation (except for the TX Community Merger described above), to sell or otherwise dispose of the stock of TRD, or to cause TRD to sell or otherwise dispose of any of the assets of Southeast Texas, except for dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C).

  (n)
  The liabilities of Southeast TX and Texas Community Delaware to be assumed by TRD (within the meaning of section 357(d)) in the SE TX Merger, and TX Community Merger, were, in each case, incurred by Southeast Texas and TX Community Delaware in the ordinary course of business.

  (o)
  The liabilities of Community Bank to be assumed by Texas State Bank (within the meaning of section 357(d)) Community Merger were incurred by Texas State Bank in the ordinary course of business.

  (p)
  The current business of Southeast Texas, Texas Community Delaware, and Community Bank is, in each instance, the historical business of such corporation. Following the Transaction, TRD will continue to conduct the historical business of Southeast Texas and Community Bank, and Texas State Bank will either continue the historical business of Community Bank or will use a significant portion of Community Bank's historical business assets in a business.

  (q)
  Texas Regional has no plan or intention to cause the sale or disposition of any of the assets to be received from Southeast Texas, Texas Community Delaware or Community Bank, respectively, except for dispositions made in the ordinary course of business.

  (r)
  All corporate parties to the Transaction and all shareholders of Southeast Texas will pay their own expenses, if any, incurred in or arising out of the Transaction.

  (s)
  There is no intercorporate indebtedness existing between or among Texas Regional, TRD, Texas State Bank, Southeast Texas, Texas Community Delaware, or Community Bank Southeast Texas (and between or among the direct or indirect subsidiaries of such corporations), that will be issued, acquired, or settled at a discount in the Transaction.

  (t)
  None of Texas Regional, TRD, Texas State Bank, Southeast Texas, Texas Community Delaware, or Community Bank are "investment companies" as defined in section 368(a)(2)(F)(iii) and (iv).

  (u)
  None of Texas Regional, TRD, Texas State Bank, Southeast Texas, Texas Community Delaware, or Community Bank are under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A).

  (v)
  The fair market value of the assets of Southeast Texas and Texas Community Delaware to be transferred to TRD in the SE TX Merger and the TX Community Merger, will, for each merger, exceed the sum of liabilities to be assumed by TRD, plus the amount of liabilities to which the assets to be transferred are subject.

  (w)
  The fair market value of the assets of Community Bank to be transferred to Texas State Bank in the Community Merger will exceed the sum of liabilities to be assumed by Texas State Bank, plus the amount of liabilities to which the assets to be transferred are subject.

  (x)
  The adjusted basis of the assets of Texas Community Delaware and Community Bank to be transferred to TRD and Texas State Bank in the TX Community Merger and the Community Bank Merger will, for each merger, equal or exceed the liabilities assumed (within the meaning of section 357(d)) by TRD and Texas State Bank, respectively.

  (y)
  TRD will not issue any TRD shares in connection with the SE TX Merger.

  (z)
  The payment of cash in lieu of fractional shares of Texas Regional Common Stock is solely for the purpose of avoiding the expense and inconvenience to Texas Regional of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the transaction to the Southeast Texas shareholders instead of issuing fractional shares of Texas Regional Common Stock will not exceed one percent of the total consideration that will be given in the transaction to the Southeast Texas shareholders in exchange for their shares of Southeast Texas Common. The fractional share interests of each Southeast Texas shareholder will be aggregated, and no Southeast Texas shareholder will receive cash in an amount equal to or greater than the value of one full share of Texas Regional Common Stock.

  (aa)
  Compensation to be paid to shareholder-employees of Southeast Texas after the proposed transaction will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services. No part of such compensation will be in consideration for their Southeast Texas stock.

  (bb)
  The SE TX Merger will qualify as a statutory merger under the applicable corporate laws of the states of Delaware and Texas.

  (cc)
  TX Community Merger will qualify as a statutory merger under the applicable corporate laws of the state of Delaware.

  (dd)
  The Community Bank Merger will qualify as a statutory merger under the applicable corporate laws of the state of Texas.

  (ee)
  As of the effective date of the Transaction, no member of the Southeast Texas consolidated group has an excess loss account, as defined by Treas. Reg. §1.1502-19, associated with the stock of another member of such group.

  (ff)
  Neither Southeast Texas, nor any member of its consolidated group, has any item of deferred income, gain, loss, deduction, or credit that would be required to be taken into account by the applicable intercompany transaction regulations (see Treas. Reg. § 1.1502-13 and Treas. Reg. § 1.1502-14) as in effect before the publication of T.D. 8597, 1995-2 C.B. 147 and as currently in effect; Treas. Reg. § 1.1502-13 as published by T.D. 8597.

SECTION IV—U.S. FEDERAL INCOME TAX OPINIONS

        Based on the information set forth in the sections of this letter entitled "FACTS" and "REPRESENTATIONS," and on the information provided to us in the Agreement and Plan of Reorganization, it is our view that the Federal income tax consequences of the proposed transaction to certain parties are as follows:

(1)
Provided that the value of the Texas Regional Common Stock received by the Southeast Texas shareholders is not less than 40 percent of the total consideration issued thereto (including amounts paid to dissenting shareholders and in lieu of fractional shares), with such values determined as of the effective date of the SE TX Merger, and further provided that the SE TX Merger qualifies as a statutory merger under the applicable corporate laws of the states of Delaware and Texas, the transfer by Southeast Texas of substantially all its assets to TRD pursuant to the SE TX Merger will qualify as a reorganization within the meaning of section 368(a)(1)(A) by reason of section 368(a)(2)(D). For purposes of this Section IV, "substantially all" has the meaning expressed in representations (h) and (i), respectively. Texas Regional, TRD and Southeast Texas will each be a "party to a reorganization" within the meaning of section 368(b).

(2)
Southeast Texas will not recognize any gain or loss upon the transfer of substantially all of its assets to TRD in exchange for Texas Regional Common Stock, including fractional share interests, cash and the assumption of all the liabilities of Southeast Texas by TRD (sections 361(b) and 357(a)). Also, Southeast Texas will recognize no gain or loss on the distribution of the Texas Regional Common Stock, including fractional share interests, and cash to its shareholders in pursuance of the plan of reorganization (section 361(c)).

(3)
Neither Texas Regional nor TRD will recognize any gain or loss upon the acquisition by TRD of substantially all of the assets of Southeast Texas in exchange for Texas Regional Common Stock and the assumption by TRD of the liabilities of Southeast Texas (Treas. Reg. §1.1032-2).

(4)
Southeast Texas shareholders who receive solely Texas Regional Common Stock, including fractional share interests, in exchange for their Southeast Texas stock will not recognize any gain or loss on such exchange (section 354(a)(1)). Southeast Texas shareholders who receive cash and other property in addition to Texas Regional Common Stock in exchange for their Southeast Texas stock will recognize gain on such exchange, but not in excess of the amount of cash and other property received (section 356(a)(1)). If the exchange has the effect of the distribution of a dividend, then the amount of the gain recognized that is not in excess of the shareholder's ratable share of undistributed earnings and profits will be treated as a dividend (section 356(a)(2)). Such shareholders will not recognize any loss on their receipt of cash and Texas Regional Common Stock (section 356(c)).

(5)
The basis of Texas Regional Common Stock received by a shareholder of Southeast Texas (including fractional shares to which the shareholder may be entitled) will equal the basis of Southeast Texas stock exchanged therefor, decreased by the amount of any money and the fair market value of any other property received by the Southeast Texas shareholder, and increased by the sum of the amount treated as a dividend (if any) and the amount of gain recognized on the exchange by Southeast Texas shareholder that is recognized in the exchange (not including any portion of such gain that was treated as a dividend) (section 358(a)(1)).

(6)
The holding period of the Texas Regional Common Stock to be received by a shareholder of Southeast Texas (including any fractional share interests to which it may be entitled) will include the period during which such shareholder held the shares of Southeast Texas Common surrendered in exchange therefor, provided such shareholder held the shares of Southeast Texas Common as a capital asset on the date of the exchange (section 1223(1)).

(7)
The payment of cash to Southeast Texas shareholders in lieu of fractional shares of Texas Regional Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by Texas Regional. The cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in section 302(a) (Rev. Rul. 66-365, 1966-2 C.B. 116, and Rev. Proc. 77-41, 1977-2 C.B. 574). As provided in section 1001, such shareholders will realize and recognize gain or loss measured by the difference between the redemption price and the adjusted basis of the Texas Regional Common Stock allocable to the fractional shares deemed surrendered in exchange therefor. The recognition of loss, if any, with respect to this exchange may be subject to limitation by section 267.

(8)
Southeast Texas shareholders who receive solely cash in exchange for their shares of Southeast Texas stock (e.g., dissenting shareholders) will treat such cash as received in redemption of his, her or its shares of Southeast Texas Common subject to the provisions and limitations of section 302. The recognition of loss, if any, with respect to this exchange may be subject to limitation by section 267.

(9)
Provided that the merger of Texas Community Delaware with and into TRD qualifies as a statutory merger under the applicable corporate law of the state of Delaware, the TX Community Merger will constitute a reorganization within the meaning of section 368(a)(1). TRD and Texas Community Delaware will each be a "party to a reorganization" within the meaning of section 368(b) (Rev. Rul. 68-526, 1968-2 C.B. 156).

(10)
Texas Community Delaware will recognize no gain or loss upon its transfer of its assets to TRD pursuant to the Texas Community Merger (sections 361 and 357(a)).

(11)
TRD will recognize no gain or loss upon its acquisition of the assets of Texas Community Delaware.

(12)
TRD's basis in the assets of Southeast Texas and Texas Community Delaware will, in each instance, equal the basis of such assets in the hands of the transferor immediately prior to the exchange (section 362(b)).

(13)
The holding period of the assets of Southeast Texas and Texas Community Delaware acquired by TRD, and the holding period of the assets of Community Bank acquired by Texas State Bank will, in each instance, include the period during which such assets were held by the transferor (section 1223(2)).

(14)
TRD will succeed to and take into account the items of Southeast Texas and Texas Community Delaware described in section 381(c), subject to the provisions and limitations specified in sections 381, 382, 383, 384, if applicable, and the regulations thereunder, and Treas. Reg. §§1.1502-21, 1.1502-22 and 1.1502-15.

(15)
Provided that the merger of Community Bank with and into Texas State Bank qualifies as a statutory merger under the applicable corporate laws of the state of Texas, the Community Bank Merger will constitute a reorganization within the meaning of section 368(a)(1). Community Bank and Texas State Bank will each be a "party to a reorganization" within the meaning of section 368(b).

(16)
Community Bank will recognize no gain or loss upon the transfer of its assets to Texas State Bank in exchange for Texas State Bank common stock and the assumption by Texas State Bank of all the liabilities of Community Bank sections 361(a) and 357(a)). Also, Community Bank will recognize no gain or loss on the distribution of the Texas State Bank common stock to its shareholder (section 361(c)).

(17)
Texas State Bank will recognize no gain or loss on its acquisition of the assets of Community Bank in exchange for shares of Texas State Bank common stock and the assumption by Texas State Bank of the liabilities of Community Bank (section 1032(a)).

(18)
Texas State Bank's basis of the assets of Community Bank will, in each instance, equal the basis of such assets in the hands of Community Bank immediately prior to the exchange (section 362(b)).

(19)
Texas State Bank will succeed to and take into account such items of Community Bank subject to the provisions and limitations specified in sections 381, 382, 383, 384. (Treas. Reg. §1.381(a)-1(a)).

Very truly yours,

/s/ KPMG

KPMG LLP